

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2010

Alan Brown
President
Tombstone Exploration Corporation
6529 East Freiss Dr.
Scottsdale, AZ 85254

      Re: **Tombstone Exploration Corporation**
             Form 20-F for Fiscal Year Ended December 31, 2009
             Filed July 16, 2010
             File No. 0-29922

Dear Mr. Brown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

General

1.   We note that you reference a predecessor entity, Pure Capital, on pages 16 and 23. Please confirm that future filings will reference your current name.

Item 5. Operating and Financial Review and Prospects, page 23

B. Liquidity and Capital Resources, page 24

2.   In the first paragraph of your Liquidity and Capital Resources discussion you state that you expect to finance operations through the sale of equity in fiscal 2009. Please confirm whether this statement should have read "fiscal 2010." If not, please advise.

G. Safe Harbor, page 25

3.   Please remove your reference on page 25 to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Issuers of penny stock, such as you, are excluded from relying on the safe harbor provided by these sections. See Section 21E(b)(1)(C) of the Securities Exchange Act of 1934, and Section 27A(b)(1)(C) of the Securities Act of 1933.

Item 6. Directors, Senior Management and Employees, page 25

A. Directors and Senior Management, page 25

4.   Please expand your disclosure regarding Mr. Brown to include his business experience. Please also advise us why your website identifies Scott Davis as a manager, and Francisco P. Montecinos as a Vice President, but you provide no related disclosure here. Finally, we note your disclosure on page 26 that as of July 7, 2010 you had four employees. In light of the size of your company, please tell us why you have not discussed each these employees in this section which requires disclosure regarding "any employees … upon whose work the company is dependent." See Item 6.A. of Form 20-F.

C. Board Practices, page 26

5.   We note your disclosure on page 26 that your directors are elected annually by shareholders and hold office until the next annual meeting, and that your last annual meeting was September 6, 2001. In light of your lack of annual meetings since 2001, please tell us how you have elected your current director(s). Please also provide us with proposed disclosure addressing this issue.

Item 16, page 38

6.   Please provide the disclosures required by Item 16F of Form 20-F. In addition, as represented in your letter dated September 4, 2009 submitted in response to our letter dated September 2, 2009, please disclose in Item 16F that the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore and Associates Chartered ("Moore") on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality standards, and Section 10(b) of the Securities Act of 1934 and Rule 10-b-5 thereunder, and noncooperation with a Board investigation.

Item 19. Exhibits

7.   Please revise your exhibit index to comply with the incorporation by reference
        requirements of Rule 12b-23 under the Securities Exchange Act of 1934 and provide us
        with your proposed revisions. Specifically, state that the exhibit is being incorporated by
        reference as opposed to "previously filed," and clearly reference the document with
        which the exhibit was filed. See Rules 12b-32 and 12b-23 under the Securities Exchange
        Act of 1934.

Report of Independent Registered Public Accounting Firm, page F-2

8.   Since Moore and Associates is no longer registered with the PCAOB, your independent
        accountant may not make reference to the reports of Moore and Associates as a basis for
        its opinion on the statements of operations, stockholders' deficit and cash flows for the
        period January 1, 2006 (inception) through December 31, 2009. Please have your
        independent accountant re-audit and opine on the statements of operations, stockholders'
        deficit and cash flows for the period January 1, 2006 (inception) through December 31,
        2009, or request a waiver of the audit of the cumulative information from the Division's
        Office of the Chief Accountant (CF-OCA). Letters requesting a waiver or
        accommodation relating to certain financial reporting requirements may be submitted to
        CF-OCA via dcaoletters@sec.gov.

Consolidated Financial Statements, page F-3

9.   Please provide audited statements of operations, stockholders' deficit and cash flows for
        the fiscal year ended December 31, 2007 as required by Item 8 of Form 20-F. As noted
        in our letter dated September 2, 2009, since Moore and Associates is no longer registered
        with the PCAOB, you should engage a firm that is registered with the PCAOB to re-audit
        that year.

Notes to Consolidated Financial Statements, page F-6

Note 2. Summary of Significant Accounting Policies, page F-6
k) Basic and Diluted Net Income (Loss) Per Share, page F-8

10.   Please tell us how you compute the weighted average number of common shares
        outstanding used in computing basic net loss per share and why the weighted average
        number of common shares outstanding used in the computation for 2008 exceeds the
        number of common shares outstanding at the end of the year. In addition, please tell us
        how you treat common stock subscribed in your computations of basic and diluted loss
        per share and guidance in ASC 260 that supports your accounting policy.

Note 4. Common Shares, page F-10

11.   We note your disclosure that all common shares issued for services was valued using the end-of-day trading price of your common shares on the date of issuance. Please tell us why the issuance date is the appropriate measurement date for transactions with non-employees referencing ASC 505-50-30-11 through 505-50-30-17 or other applicable GAAP. Please separately discuss the measurement dates used for common shares recorded as common stock subscribed. In doing so, please tell us whether the agreements related to common shares recorded as common stock subscribed include vesting terms. Please also tell us your consideration of providing and/or clarifying disclosures regarding the measurement dates of common shares recorded as common stock subscribed.

Exhibits 12.1 and 12.2

12.   Please revise the certifications to comply with the form of certification in Form 20-F. Specifically, you should revise paragraph 4d and refer to "the company" or "the company's" instead of referring to "the registrant," "the registrant's," "the small business issuer" and "the small business issuer's," as the case may be, throughout the certifications.

Engineering Comments

General

13.   Pursuant to section (A) of Industry Guide 7, the terms ores, ore grade, ore body, or ore deposits are treated the same as the term reserve. Please revise your disclosure and remove these terms until you have established a proven or probable reserve.

14.   We note you use terminology such as mineral rich, mineral rich zone, and mineral wealth throughout your filing. Please tell us how you have made the determination that a particular area is "rich" in minerals and clarify your definitions for these terms.

15.   We note you state you have minerals rights to 13,500 acres of land around Tombstone Arizona, yet your website states you have 11,500 acres of patented mining claims and mineral exploration permits. Please explain the difference between these two numbers and, if necessary, modify your disclosure accordingly.

16.   When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

    •   Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Operations page 13

17.   Please expand your disclosure concerning the exploration plans to address the following points for each of your properties:

- Disclose expenditures for your 2007 and 2008 exploration programs.

- Provide a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

18.   In an appropriate section of your filing, provide a brief description of the QA/QC protocols including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures. In your response please indicate the location of this disclosure.

National Instrument 43-101 Technical Report page 14

19.   Please tell us if your National Instrument 43-101 technical report has been filed on the Sedar website.

Recent Acquisitions page 15

20.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Governmental Regulations page 17

21.   We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements. Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties. Include in your summary the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits.

Property, Plant, and Equipment page 17

22.   Please disclose the following information for each of your properties:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties. You may wish to attach this information as an exhibit to your filing.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

23. Please discuss how you will acquire both an adequate water and power supply for your property.

24. We note you reference a 50,000 ton deposit of +1.5 OPT Ag in this section of your filing. Pursuant to section (A) of Industry Guide 7, only proven and probable reserves may be disclosed in SEC filings. Please remove this disclosure from your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.   You may contact John Coleman, Mining Engineer, at (202) 551-3610 with any engineering questions. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 with any other questions.

Sincerely,

William H. Thompson
Accounting Branch Chief